November 8, 2005

Filed via EDGAR and
Delivered via FedEx

Mr. Mark Kronforst and
Ms. Christine Davis
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Authentidate Holding Corp.
Form 10-K for fiscal year ended June 30, 2005
File No. 000-20190

Confidential Treatment of Certain Portions of this Letter is
Requested by Authentidate Holding Corp. pursuant to 17 C.F.R. 200.83

Dear Mr. Kronforst and Ms. Davis:

     As you know, we are counsel to Authentidate Holding Corp. We are in receipt of your letter dated October 12, 2005 concerning comments to the above-referenced filing of Authentidate Holding Corp. (“Authentidate” or the “Company”). This letter sets forth Authentidate’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your October 12, 2005 letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. Please note that in the event you have any questions regarding the Company’s request for confidential treatment under Rule 83, please contact either of the Company’s Chief Financial Officer, Mr. Dennis H. Bunt or the Company’s counsel, Michael A. Goldstein, Esq.

     The Company’s responses are as follows:

Item 9A. Controls and Procedures
Changes in Internal Control Over Financial Reporting

Comment 1: We note your disclosure that “except as described above, management concluded that there has been no change in our internal control over financial reporting during the fourth quarter of fiscal 2005.” Please explain to us how you considered the guidance in Item 308(c) of Regulation S-K. In this regard, your disclosure should indicate, if true, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Securities & Exchange Commission
November 8, 2005

Response

     The Company, in Item 9A of its Form 10-K for the fiscal year ended June 30, 2005 (the “Form 10-K”) stated that “. . . except as described above, management concluded that there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2005 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.” In making this statement, management believes that it sufficiently disclosed that changes did occur during its fourth fiscal quarter that did, or were reasonably likely to, materially affected its internal control over financial reporting.

     The Company believes that this disclosure is consistent with requirements of Item 308(c) of Regulation S-K and the Question 5 of the Frequently Asked Questions, revised as of October 6, 2004, published by the Commission. The Company believes that by providing disclosure of certain events that transpired during the fiscal quarter ended June 30, 2005 immediately prior to its statement that “except as described above . . .” it adequately and accurately followed the disclosure requirements of Item 308(c) of Regulation S-K. However, the Company acknowledges Staff’s request in Comment No. 1 to its letter dated October 12, 2005 and in future filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it will ensure that its disclosure in response to Item 308(c) is consistent with this Staff Comment No. 1.

Comment 2: You disclose that a control system “can provide only reasonable, not absolute, assurance” that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you complied with the guidance in Section II.F.4 of SEC Release No. 33-8238.

Response

     The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Further, our Chief Executive and Chief Financial Officers concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level. The Company notes that Paragraph 4(a) of the Certifications executed and filed by its Chief Executive and Chief Financial Officers in accordance with Section 302 of the Sarbanes-Oxley Act provide that they “designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared . . . .”

Securities & Exchange Commission
November 8, 2005

     Accordingly, the Company believes that its disclosures in the Form 10-K were in full compliance with in response to Item 307 of Regulation S-K. The Company acknowledges that Section II.F.4 of SEC Release No. 33-8238 provides that the Commission has requested that companies include a statement that the Company’s Chief Executive and Chief Financial Officers conclude that the Company’s disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level. The Company will include such an explicit statement pursuant to Item 307 of Regulation S-K in its future filings with the Commission pursuant to the Exchange Act.

Comment 3: We note that you have reconsidered your positions with respect to certain accounting policies in connection with our review of your filings. For example, you have revised your position related to whether multiple-element arrangements exist in your DocStar offerings and you acknowledged that SOP 97-2 does not apply to your Trac Med arrangements. Notwithstanding that your revisions did not materially affect your historical financial statements, it appears to us that decisions related to whether multiple-elements exist or the appropriate revenue recognition literature apply to your arrangements are of a fundamental nature and your revised positions represent corrections to the accounting policies and practices that will be applied to future arrangements. Please explain to us how you and your auditors considered the fact that such revisions were required subsequent to June 30, 2005 when reporting that your internal controls over financial reporting were effective as of that date.

Rule 83 Confidential Treatment Request by
Authentidate Holding Corp. No. AHC – 0001

Response

     The Company agrees that it revised its position relative to disclosures for Docstar offerings and acknowledges that SOP 97-2 does not apply to Trac Med’s arrangements. The Company notes that it is management’s responsibility to establish an effective internal control environment. Relating to its revenue recognition policies, the Company researched and drafted positions based on its product offerings, reviewed them with their management team, and presented them to the external auditors for review as part of the fiscal 2004 audit. After following these steps, the Company believed it had completed due diligence and was comfortable that it was applying accounting standards that were appropriate based on the Company’s product offerings. After revisiting the revenue recognition policies subsequent to fiscal 2005, the Company noted that some modifications were required for future arrangements. The Company, however, also determined that the changes required would not have a material impact on past arrangements or the fiscal 2005 financial statements. The Company believes that based on the procedures involved in reviewing its accounting policies that it had the appropriate preventative and detective controls in place within the financial reporting cycle to reduce risk and provide reasonable assurance that the internal controls were functioning effectively to prevent or detect a material misstatement.

     [x x x]1

1

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0001 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
November 8, 2005

Financial Statements
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies

Goodwill, page F-10

Comment 4: Please explain to us how you determined that the remaining goodwill and intangible asset balances were not considered impaired at June 30, 2005. In view of the fact that the goodwill impairment in the Authentidate reporting unit was a result of decreased forecasts in that unit, please address the fact that the AG reporting unit has generated significant operating losses and contrast how the AG unit performed against forecasts. In addition, please note that any impairment of software development costs should be classified as cost of sales.

Rule 83 Confidential Treatment Request by
Authentidate Holding Corp. No. AHC – 0002

Response

Securities & Exchange Commission
November 8, 2005

     The Company retained a nationally-recognized appraisal and valuation firm to evaluate its goodwill. The Company provided this valuation firm with a forecasted income statement and cash flow for each business unit. The forecast was based on management’s detailed budget for the fiscal year ending June 30, 2006, as well as a forecast for fiscal 2007. The valuation was based on a discounted cash flow model pursuant to FAS 142 and 144. As a result of the report rendered by the valuation firm, we wrote-off $3,938,000 of goodwill in Authentidate, Inc. and $829,000 of goodwill and intangible assets in Trac Medical. The reason Authentidate International AG did not have an impairment charge is that the fair value of Authentidate International AG’s net assets exceeded its carrying value. In the case of Authentidate Inc. and Trac Medical, the carrying value exceeded their fair values.

     [x x x]2

     Management provided the valuation firm with full and fair data, which was reviewed by senior management. The Company believes that the valuation firm it engaged possesses expertise is this area and the Company did not believe that the findings rendered by the independent valuation experts were questionable.

     The Company classified all impairment charges as detailed under Footnote 1 – Goodwill as a separate line item on its Statement of Operations for ease of reading by investors. Prior to making this decision, the Company reviewed the applicable accounting literature, including FAS 86, FAS 144, EITF 00-2, 00-20, 02-07 and 03-5, among others, which did not provide clear guidance that this impairment charge should be classified as Cost of Sales. The Company believes that the amount of $213,000 is immaterial to its Statement of Operations and that amending its Form 10-K is not necessary for the protection of investors.

Revenue Recognition, page F-11

Comment 5: Please explain to us how the “fair value of each element if they are not sold separately” constitutes VSOE as you appear to indicate in the first paragraph of your revenue recognition policy.

2

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0002 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
November 8, 2005

Response

     SOP 97-2 paragraph .10 states that “vendor-specific objective evidence of fair value is limited to the following – (1) the price charged when the same element is sold separately and (2) for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before separate introduction of the element into the marketplace.’” The Company believes that the last sentence in paragraph 1 of its Revenue Recognition policy is consistent with this quote from SOP 97-2. If an element is not sold separately, the accounting literature allows a company to determine VSOE. It can be determined by management provided the price will not change. The Company’s policy states “or based on the fair value of each element if they are not sold separately which is referred to VSOE.” The Company believes that this policy is consistent with the definition of VSOE in SOP 97-2.

Comment 6: Please tell us more about the new transaction-based product you offer in the Security Software Solutions segment. You indicate that unused transactions may be carried over if the customer renews their contract for an additional year. Please tell us whether the unused amounts are refunded in customers do not renew and explain to us how you recognize this revenue. Refer to the authoritative guidance that supports your accounting.

Response

     The Company’s Trac Medical Division has entered into contracts which allow customers to carryover unused transactions only if the customer renews their contract after the one year expiration date. Customers will not receive a refund for unused transactions. With regard to our Trac Medical revenue recognition policy, the Company has applied SAB 104 and EITF 00-21. The Company has not been able to determine VSOE because the product is so new and transactions have not been sold separately in any material amount. Therefore, the Company defers revenue recognition and recognizes revenue over the estimated expected life of the contract, which mirrors transaction usage. If the Company is able to determine VSOE in the future, it will be able to recognize revenue separately on each element.

General

     The Company acknowledges that:

       •       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

       •       staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Securities & Exchange Commission
November 8, 2005

       •       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

     Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Michael A. Goldstein

Michael A. Goldstein,
Goldstein & DiGioia, LLP
Encl.

Cc:	Dennis Bunt
Suren Pai
Roger Goldman
J. Edward Sheridan